April 18, 2025

VIA EDGAR

U.S Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-4644

Attn: Anu Dubey
Division of Investment Management
Disclosure Review and Accounting Office

Re:    Clarity Variable Universal Life
Initial Registration Statement on Form N-6
Athene Variable Life Account A
File Nos. 333-285083, 811-08781

Clarity Variable Annuity
Initial Registration Statement on Form N-4
Athene Variable Annuity Account A
File Nos. 333-285082, 811-08325

Dear Ms. Dubey:

Athene Annuity and Life Company (the “Company”) is responding to comments you conveyed to Ronald Coenen Jr. and Alexandria Stith of Eversheds Sutherland (US) LLP by telephone on April 10, 2025 with regard to the above-referenced initial registration statements (the “Registration Statements”). Changes made to the Registration Statements in response to the staff’s comments, as well as other changes to be made by the Company, will be reflected in a pre-effective amendment to each Registration Statement. Such changes are also reflected in a marked copy of the Registration Statements to be provided to you separately via email.

Set forth below are each of the staff’s comments, followed by the Company’s response.

Clarity Variable Annuity

1.Comment: On the cover page, please add a hyperlink to the last-filed registration statement in the box below the Service Center information. See Rule 411 under the Securities Act of 1933.

Response: The Registration Statement will be revised accordingly.

2.Comment: With regard to the section “Revisions to the Prospectus,” please supplementally confirm that all revisions included in all prospectus supplements since the last-filed prospectus have been included in this supplement.

Response: The Company confirms that all information from all such prior prospectus supplements that continues to be relevant to contract owners is reflected in the prospectus supplement, either under the “Reminder of Certain Changes to the Contract Prior to the Merger” section or the “Revisions to the Prospectus” section.

3.Comment: In reference to No. 3 under the section “Revisions to the Prospectus,” which describes updates to the “SUMMARY” section of the last filed prospectus, please add disclosure reflective of the information required by Item 3 of Form N-4 (Overview of the Contract) insofar as the existing summary section does not address those requirements.

Response: The Registration Statement will be revised accordingly.

4.Comment: In reference to No. 4 under the section “Revisions to the Prospectus,” which describes updates to the “Fee Table” section of the last filed prospectus, in the bolded introductory paragraph to the Annual Investment Portfolio Operating Expenses table, please update the expenses to be as of 12/31/2024, rather than 2023.

Response: The Registration Statement will be revised accordingly. Please note that updated fund information is not reflected in the separately provided marked copies, as the Company continues to compile the updated information.

5.Comment: In the subsequent expense examples, the narrative correctly states that the example is based on a $100,000 investment; however, the numeric examples appear to be based on a $10,000 investment instead of a $100,000 investment. Please confirm or revise the examples.

Response: The Registration Statement will be revised accordingly, i.e., to use a $100,000 investment assumption to calculate the costs.

6.Comment: In reference to No. 14 under the section “Revisions to the Prospectus,” which includes the Fund Appendix, please update the fund expenses and performance to be as of 12/31/2024, rather than 2023.

Response: The Registration Statement will be revised accordingly. Please note that updated fund information is not reflected in the separately provided marked copies, as the Company continues to compile the updated information.

7.Comment: On the cover page of the SAI, please add a hyperlink to the 2007 SAI in the box below the Service Center information. See Rule 411 under the Securities Act of 1933.

Response: The Registration Statement will be revised accordingly.

Clarity Variable Universal Life

1.Comment: On the cover page, please add the hyperlink to the last-filed registration statement in the box below the Service Center information. See Rule 411 under the Securities Act of 1933.

Response: The Registration Statement will be revised accordingly.

2.Comment: With regard to the section “Revisions to the Prospectus,” please supplementally confirm that all revisions included in all prospectus supplements since the last-filed prospectus have been included in this supplement.

Response: The Company confirms that all information from all such prior prospectus supplements that continues to be relevant to policy owners is reflected in the prospectus supplement, either under the “Reminder of Certain Changes to the Policy Prior to the Merger” section or the “Revisions to the Prospectus” section.

3.Comment: In reference to No. 2 under the section “Revisions to the Prospectus,” which describes updates to the “POLICY BENEFITS/RISK SUMMARY” section of the last filed prospectus, please add disclosure reflective of the information required by Item 3 of Form N-6 (Overview of the Contract) insofar as the existing summary section does not address those requirements.

Response: The Registration Statement will be revised accordingly.

4.Comment: In reference to the same section, please confirm whether the disclosure of policy risks in the last filed prospectus should be updated based on Item 5 of Form N-6 (Principal Risks of Investing in the Contract).

Response: The Registration Statement will be revised to include revised tax risk disclosure. The Company does not otherwise believe that any further updates to the policy risks are necessary in light of Item 5 of Form N-6.

5.Comment: In reference to No. 3 under the section “Revisions to the Prospectus,” which describes updates to the “Fee Table” section of the last filed prospectus, please update the fund expenses to be as of 12/31/2024, rather than 2023.

Response: The Registration Statement will be revised accordingly. Please note that updated fund information is not reflected in the separately provided marked copies, as the Company continues to compile the updated information.

6.Comment: In reference to No. 10 under the section “Revisions to the Prospectus,” which includes the Fund Appendix, please update the fund expenses and performance to be as of 12/31/2024, rather than 2023.

Response: The Registration Statement will be revised accordingly. Please note that updated fund information is not reflected in the separately provided marked copies, as the Company continues to compile the updated information.

7.Comment: On the cover page of the SAI, please add a hyperlink to the 2007 SAI in the box below the Service Center information. See Rule 411 under the Securities Act of 1933.

Response: The Registration Statement will be revised accordingly.

8.Comment: In the exhibit list of the Part C, please explain supplementally why exhibit (q) is not applicable.

Response: The Company believes that the prospectus and SAI disclose all the material aspects of the Company’s insurance procedures in connection with the policy, including those within the scope of the exemption provided under Rule 6e-3(b)(12)(iii). The exhibit is marked as not applicable because, in accordance with Item 30(q), exhibit disclosure is not required if disclosure regarding such procedures is included elsewhere in the registration statement. The Company also notes that the exhibit was likewise marked as not applicable in the prior registration statement for the policy.

* * *

We appreciate the staff’s review of and comments on the Registration Statements. If you have any questions or concerns about the responses set forth above, please call the undersigned at (515) 342-4545.

Very truly yours,

/s/ Chris Jefferson

Chris Jefferson
VP & Senior Counsel
Athene Annuity and Life Company

cc: Ronald Coenen Jr., Partner, Eversheds Sutherland (US) LLP